

April 10, 2014

Via US Mail
Mr. Edward J. Hayes, Jr.
Senior Vice President and Chief Financial Officer
Aviat Networks, Inc.
5200 Great America Parkway
Santa Clara, California 95054

> **Re:** **Aviat Networks, Inc.**
> **Form 10-K for the Year Ended June 28, 2013**
> **Filed September 23, 2013**
> **Form 10-Q for the Quarterly Period Ended December 27, 2013**
> **Filed February 10, 2014**
> **File No. 1-33278**

Dear Mr. Hayes:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended December 27, 2013

Notes to Condensed Consolidated Financial Statements

Note 1. The Company and Basis of Presentation

Correction of Immaterial Errors, page 7

We note your disclosure that you recognized an adjustment of $2.2 million during the second quarter of fiscal 2014 to correct immaterial errors arising from fiscal 2007 through September 27, 2013 to decrease the provision for income taxes and your reserve for uncertain tax positions. Please provide us with your analysis under the accounting literature for not reporting this as the correction of an error for financial reporting purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding the comment on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director